Exhibit 99.1

May 12, 2015

CRH Announces Any and All Cash Tender Offers by CRH America, Inc.

CRH plc (“CRH”) announces separate cash tender offers (each an “Offer”, and collectively, the “Tender Offer”) by its wholly owned subsidiary, CRH America, Inc. (“CRH America”) with respect to any and all of two separate series of outstanding debt securities (the “Notes,” and each a “Series” of Notes) issued by CRH America and guaranteed by CRH.

The terms and conditions of the Tender Offer are described in the Offer to Purchase dated May 12, 2015 (the “Offer to Purchase”), the related Letter of Transmittal (the “Letter of Transmittal”) and the Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”) to be distributed to holders of the Notes. The following table sets forth certain terms of the Tender Offer:

Title of Security	CUSIP/ISIN	Outstanding Principal Amount	Reference US Treasury Security	Fixed Spread (basis points)	Bloomberg Reference Page
4.125% Notes due 2016	12626PAK9/US12626PAK93	US$350,000,000	0.375% US Treasury due January 15, 2016	45	PX3

6.000% Notes due 2016	12626PAG8/US12626PAG81	US$1,250,000,000	0.500% US Treasury due September 30, 2016	20	PX4

The Tender Offer consists of two separate Offers on the terms set forth in the Offer to Purchase.

Neither Offer is conditioned upon any minimum amount of Notes being tendered or the consummation of the other Offer and each Offer may be amended, extended or terminated individually at any time.

The Tender Offer will expire at 11:59 p.m., New York City time, on May 18, 2015, unless extended or earlier terminated (such time and date, as the same may be extended, the “Expiration Time”). Holders of Notes must validly tender and not validly withdraw their Notes before 11:59 p.m., New York City time, on May 18, 2015, to receive the Total Consideration. Notes validly tendered may be withdrawn at any time prior to the Expiration Time, but not thereafter.

Payment of the Total Consideration to Holders of Notes that are accepted for purchase will be made on May 21, 2015 (the “Settlement Date”) or as soon as practicable thereafter, unless the relevant Offer is extended, re-opened or earlier terminated. Holders who validly tender and do not validly withdraw their Notes and whose Notes are accepted for purchase in the Offers will also be paid on the Settlement Date accrued and unpaid interest from the last interest payment date up to, but excluding, the Settlement Date.

The “Total Consideration” for each Series per each $1,000 principal amount of Notes validly tendered and accepted for payment pursuant to the Offers will be determined in the manner described in the Offer to Purchase by reference to a fixed spread specified for the Series over the yield based on the bid side price of the US Treasury Security specified on the front cover of the Offer to Purchase, as calculated by BofA Merrill Lynch at 2:00 p.m., New York City time, on May 18, 2015 (subject to certain exceptions set forth in the Offer to Purchase).

The Tender Offer is subject to the satisfaction or waiver of certain conditions set forth in the Offer to Purchase, including the consummation by CRH America of a public offering of no less than US$1.0 billion in aggregate principal amount of unsecured senior debt securities that closes no later than the Expiration Time on terms reasonably satisfactory to CRH America, as described in the Offer to Purchase.

CRH America has retained BofA Merrill Lynch to serve as dealer manager for the Tender Offer. D.F. King & Co., Inc. has been retained to serve as the information and tender agent.

Copies of the Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery for the Tender Offer are available at the following web address:

http://www.dfking.com/crh/

For additional information regarding the terms of the Tender Offer, please contact: BofA Merrill Lynch at (888) 292-0070 (toll free), (980) 387-3902 (collect) or +44 20 7995 2929. Requests for documents may be directed to D.F. King & Co., Inc. at (866) 864-7964 (toll free) or (212) 269-5550 (collect for banks and brokers).

CRH America’s obligation to accept any Notes tendered and to pay the Total Consideration are set forth solely in the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery.

CRH America may amend, extend or terminate any Offer at any time in its sole discretion. If CRH America takes any of these actions, a public announcement will be made thereof.

This news release is neither an offer to purchase nor a solicitation of an offer to sell Notes, nor is it a solicitation for acceptance of the Tender Offer. CRH America is making the Tender Offer only by, and pursuant to the terms of, the Offer to Purchase, the Letter of Transmittal and Notice of Guaranteed Delivery. The Tender Offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of CRH, its management, CRH America, BofA Merrill Lynch or D.F. King & Co., Inc. makes any recommendation as to whether holders should tender, or refrain from tendering, Notes in response to the Tender Offer.

DISCLOSURE NOTICE: Some statements in this news release may constitute forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. A description of risks and uncertainties can be found in the Annual Report on Form 20-F of CRH and its other public filings and press releases. Except as required by law, neither CRH nor CRH America assumes any obligation to update any forward-looking statements contained in this news release as a result of new information or future events or developments.

For more information contact:

BofA Merrill Lynch

Dealer Manager

Tel: (888) 292-0070 (toll free)

Tel: (980) 387-3902 (collect)

Tel: +44 20 7995 2929 (In Europe)

CRH plc Investor Relations

Tel: +353 1 404 1000